Emerald Health Therapeutics Receives $20.5M Payment from Village Farms and Outlines Growth Plans

VANCOUVER, February 9, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has received from Village Farms International Inc. $19.9M plus $621,534.25 in interest, representing full repayment of the promissory note issued by Village Farms to Emerald as part of its purchase of Emerald's interest in the Pure Sunfarms joint venture which closed in November 2020. This was the final payment due as part of this transaction.

"After previously eliminating all third-party debt, and substantially reducing our accounts payable and operational expenses, this capital adds to our cash and working capital position and will serve as a further catalyst that enables us to focus on our refined science-driven strategy, proactive growth plan and operational productivity," said Riaz Bandali, President and CEO of Emerald.

"There are three key components to Emerald's go-forward growth strategy, encompassing marketing & sales, product development, and global growth opportunities. Firstly, our focus is on employing scientific innovation to create differentiated specialty Cannabis 2.0 and 3.0 products that meet distinct consumer and patient requirements and fit well with our Defined DoseTM and "predictive action" platform of products. We will continue to develop and in-license new products and product line extensions to drive additional growth in the adult recreational and medical markets across Canada. These products are targeted to two cannabis consumer segments for which we believe our product features resonate very well. We are also actively pursuing new business initiatives in Canada and the United States to further leverage our innovative product development capability and intellectual property portfolio."

"Secondly," added Mr. Bandali, "we will continue to cultivate and market high-quality, hand-crafted, specialty dried flower in a limited and defined scale that will be targeted to consumers in the Quebec market as well as other key markets including Ontario. We intend to leverage our controlled-grow indoor facility in Quebec and well-recognized SouvenirTM brand to continue our objective of market share expansion in our target markets."

"Thirdly, we recognize that the cutting edge of cannabis science, the development of cannabinoid- based pharmaceutical medicines that demonstrate clinical efficacy for particular therapeutic indications, is still nascent and we intend to utilize our venture capital and biotech knowledge to pursue targeted growth opportunities in this segment through our new Beryllium (Be4) business unit."

Highlights of Emerald Accomplishments & Growth Plans

Marketing & Sales

The Company's "Emerald" branded dried flower products and SYNC™ oil products are currently being sold across Canada. The Emerald brand conveys quality consumer cannabis experiences while the SYNC™ brand provides approachable products in non-inhalable formats. Additionally, the Company successfully launched its Quebec-exclusive Souvenir™ brand for which all manufacturing from seed to sale takes place in Quebec. All three brands are poised for growth in 2021 with new formats for consumption, new strain offerings and new product lines all in development. The Company is currently also developing a new brand to complement its existing lines and bring additional consumer benefits to the Canadian cannabis market.

Emerald currently has 12 product SKUs across 4 distinct product lines and 3 brands. By year-end the Company expects to have 26 product SKUs across 11 distinct product lines and 5 brands. Multiple new product categories and SKUs along with 2 new brands are expected to be launched by mid-year. This significant expansion of product choices is intended to meet unique needs and tastes in the Canadian marketplace.

In May 2019, Emerald launched its first SYNC™ oil, the SYNC™ 25 CBD product. Since then, we have expanded the SYNC™ product line to six products, most recently launching SYNC™ 100 CBD, the highest potency CBD product on the recreational market, and SYNC™ 30 THC Mango + Myrcene, the market's first flavoured THC oil. Based on natural ingredients, SYNC™ provides controlled dosing products in a variety of flavours and potencies for our consumers' needs.

Our marketing & sales team is currently being expanded in a targeted manner to leverage its prior success and strong market knowledge. This expansion adds depth to Emerald's sales strategy of exposing products to retail channels and educating budtenders about the distinct attributes of Emerald's dried flower and specialty product offerings. This group will spearhead and launch new products and brands based on consumer needs and tastes that are intended to drive tangible revenue growth through 2021 starting in the second quarter.

Product Lines & Product Development

Emerald's new product development (NPD) team is also being expanded, with significant resources being allocated to expand its product creation and development efforts.

The team will bring new Emerald product categories to fruition and create product line extensions, offering new SKUs within those product families through a combination of internal expertise and development effort as well as through collaborations to leverage the capabilities of third-party vendors.

Technologies and products may originate internally or externally. The team also has a mandate to create new intellectual property involving patents or trade secrets and is empowered to consider new concepts based on a spectrum of possibilities including formulations, physical delivery, bioavailability, and therapeutic capabilities, and where it fulfills the brand promise, incorporate the attributes of "predictable action" and "Defined Dose™" to give consumers the benefit of discreet, convenient consumption and reproducible outcomes in terms of rapid onset and offset of effects.

Emerald continues to grow select cannabis strains in its facilities and is also planning to introduce a specialty craft cannabis product line. These facilities are also complemented by a specialty processing and medical cannabis facility in Victoria, BC.

The NPD group is working in a special-purpose facility in BC that was explicitly designed and licensed for the development of novel cannabinoid-based specialty products.

Strategic Opportunities

As Emerald structures its planned new Beryllium (Be4) business division, the company is focusing on targeted opportunities to build strategic partnerships as well as in-license, acquire or invest in products, technologies, or companies. It already has access to deal flow and clinical development options representing a myriad of new opportunities both within and outside of Canada. Beryllium will pursue opportunities that provide patients with differentiated new offerings and solutions to fulfill unmet needs.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation, science and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include operations of the Subsidiaries and production of cannabis products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.